RIGHTSCORP, INC.

February 6, 2015

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Attn: Katherine Wray
         Attorney-Adviser

> **Re: Rightscorp, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 14, 2015**
> **File No. 333-199991**
> **Form 8-K Filed December 12, 2014**
> **File No. 000-55097**

Dear Ms. Wray:

Rightscorp, Inc. (the "**Company**") hereby submits a response to certain comments made by the staff (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") in its letter dated February 2, 2015 (the "**Comment Letter**") relating to Amendment No. 1 to the Registration Statement on Form S-1 ("**Amendment No. 1**") referenced above. In addition, the Company hereby submits responses to comments made in the Comment Letter regarding the Current Report on Form 8-K referred to above.

The Company's responses are numbered to correspond to the Staff's comments and are filed in conjunction with Amendment No. 2 to the Form S-1 (the "**Amended S-1**"). For your convenience, each of the Staff's comments contained in the Comment Letter has been restated below in its entirety, with the Company's response set forth immediately beneath such comment.

Form S-1

General

Comment No 1. **We note the materials provided in response to prior comment 1. As previously requested, please tell us whether any of the third-party reports cited in the registration statement were prepared for you. Additionally, please provide us with a copy of the NetNames report.**

Response No. 1. None of the reports cited in the Amended S-1 were prepared specifically for the Company. Please find the NetNames report attached as an annex to this letter.

Sales and Marketing, page 20

Comment No. 2. **You state that you "are in discussions with multiple industry-wide trade groups in the music and eBook space." Rather than providing a vague and generalized discussion with regard to having contacts with certain groups, revise to discuss with further specificity the nature and extent of such contacts. Such information appears necessary for prospective investors to be able to evaluate the significance of such contacts to your business.**

Response No. 2. The Company has complied with this comment; please see page 22.

Risk Factors

A significant portion of our revenue is dependent upon a small number …," page 7

Comment No. 3. **In your response to prior comment 8, you state that you filed a standard form of agreement and intend to seek confidential treatment for certain redacted portions of the agreement. Please file the executed contracts with BMG Rights Management and Warner Brothers, or provide your analysis for why you are not required to file each such agreement in executed form. Comments related to your request for confidential treatment for portions of the agreement(s) will be conveyed separately.**

Response No. 3. As discussed with members of the Staff, the two agreements have been filed in redacted form as exhibits 10.7 and 10.8.

Business

Intellectual Property, page 21

Comment No. 4. **Expand the narrative accompanying your tabular disclosure to briefly explain the differences between the status of your patents, and the resulting implications for your business.**

Response No. 4. The Company has complied with this comment; please see page 24.

Form 8-K

Exhibit 99.1

Comment No. 5. **In your Form 8-K filed on December 12, 2014, you present quarterly and annual revenue growth information without providing corresponding net income/loss information. Corresponding profitability information would appear necessary for investors to evaluate your financial results. Please confirm that you will balance disclosure of revenues with net income/loss information in future filings.**

Response No. 5. The Company confirms that it will balance disclosure of revenues with net income and net loss information in the future.

Comment No. 6. **Your Form 8-K also quantifies your annual revenue potential based on the number of ISP contacts. In particular, you quantify revenue potentials based on 150+ and 1800 ISPs. Please tell us how you selected the ISP numbers and how you calculated the related revenue potential for the selected scenarios. As you know, you must have a reasonable basis for assertions made in your filing.**

Response No. 6. The 27 million figure was obtained from this \press release issued by Apple Inc. on September 12, 2012:

http://www.apple.com/pr/library/2012/09/12Apple-Unveils-New-iTunes.html

At the time the Company prepared the text to which the Staff refers, the Company had received payments from subscribers on 150 different internet service providers. This means that 150 different internet service providers forwarded the Company's notices or otherwise enabled it to contact their subscribers. Over Q1 and Q2 2014, the Company averaged $1.18 in revenue per month for every copyright ingested in its system. The Company discounted the $1.18 per copyright by 10% down to $1.06 for estimation purposes. 27 million times $1.06 a month times 12 months equals $345 million in potential revenue.

The 150 ISPs represent about 15% of the US broadband households. This computation is arrived at by adding up the number of subscribers on the largest of the 150 ISP. If 15% can generate $345 million in a year, then 6.66 times $345 million would be the market potential if all ISPs were forwarding the Company's notices. As a test of feasibility, 22% of all internet traffic is this type of piracy.

In short, the Company believes that if it represented 27 million copyrights, then the revenue potential would be $345 million if it receives payments from subscribers of the 150 ISPs that it works with, which figure would increase to approximately $2.33 billion if it were to receive payments from subscribers of all 1,800 ISPs in the United States.

The Company hereby acknowledges that:

- Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;
- The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and
- The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at 310-751-7510 or our counsel Gregory Sichenzia or Henry Nisser at (212) 930-9700.

Very truly yours,
/s/ Christopher Sabec

Chief Executive Officer

Pages 3-66 Redacted
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